Exhibit 99

September 2, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Exercise of call option on INR 7,39,00,00,000 Additional Tier 1 Notes issued by HDFC Bank Limited

We wish to inform you that the Bank has elected to exercise the Call Option in respect of the INR 7,39,00,00,000 Additional Tier 1 Notes (“Bonds”), issued on September 30, 2021 in the form of Rupee Denominated bonds overseas, in accordance with Condition 7.3 (Redemption at the Option of the Issuer) of the Trust Deed.

We wish to further inform you that the Bank will redeem the said Bonds in full on the First Call Date, i.e., September 30, 2026, at the applicable redemption price, together with accrued and unpaid interest/distributions up to (but excluding/including, as applicable) the redemption date, in accordance with the Terms and Conditions of the said Bonds.

A letter dated September 1, 2026, has been issued to the Trustee i.e. Citibank, N.A , London Branch, with an instruction to issue a notice of redemption to all the eligible Bondholders as per the prescribed timelines and mode of delivery.

The terms and conditions of the call exercise are given below:

Nature of Securities	Description of securities	ISIN	Amount Outstanding	Call/ Redemption Date	Redemption Price
Additional Tier1 Notes sold under Regulation S	INR 7,39,00,00,000 Additional Tier 1 notes	XS2392409681	INR 7,39,00,00,000	September 30, 2026	100% of the principal amount outstanding (together with accrued and unpaid interest/ distributions up to, but excluding/ including, the redemption date, as applicable under the terms and conditions.)

This is for your information and record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight